Exhibit 99.3

Information Relating to Part II. Other Expenses of Issuance and Distribution

The expenses in connection with the offer and sale of subordinate voting shares of Canada Goose Holdings Inc., registered pursuant to the Registration Statement on Form F-3 (Registration No. 333-225757) filed on June 20, 2018, other than underwriting discounts and commissions, are set forth in the following table. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$56,859
FINRA filing fee	225,500
Printing and engraving expenses	15,000
Blue sky fees and expenses	15,000
Legal fees and expenses	900,000
Accounting fees and expenses	205,000
Transfer Agent and Registrar fees	15,000
Miscellaneous	67,641

Total	$1,500,000